Exhibit 99.2

October 8, 2020

NOTICE OF REDEMPTION

TO THE HOLDERS OF BETTERWARE DE MÉXICO, S.A.B. DE C.V.

PUBLIC WARRANTS

(CUSIP P1666E113)

Dear Public Warrant Holder,

Betterware de México, S.A.B. de C.V. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on November 9, 2020 (the “Redemption Date”), all of the Company’s outstanding public warrants (the “Public Warrants”) to purchase shares of the Company’s ordinary shares, with no par value (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated October 11, 2018 (as amended from time to time, the “Warrant Agreement”), by and between the Company (as successor of DD3 Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), as part of the units sold in the Company’s assignor, DD3 Acquistion Corp., initial public offering (the “IPO”), at a redemption price of USD$0.01 per Public Warrant (the “Redemption Price”) for those Public Warrants that remain outstanding following 5:00 p.m. New York City time on the Redemption Date.

Any Public Warrant that remains unexercised at 5:00 p.m. New York City time on the Redemption Date will be void, and no longer exercisable and their holders will have no rights with respect to those Public Warrants, except to receive, upon surrender of the Public Warrants, the Redemption Price. Note that the act of exercise is VOLUNTARY, meaning holders must instruct their broker to submit their Public Warrants for exercise prior to 5:00 p.m. on the Redemption Date. Warrants to purchase Ordinary Shares that were issued under the Warrant Agreement in a private placement and still held by the initial holders thereof or their permitted transferees are not subject to this notice of redemption.

The Public Warrants are listed on the Over the Counter (OTCQX) market under the symbol “BWXMF”. On October 5, 2020, the closing price of the Ordinary Shares was USD$18.24.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Public Warrant holders to exercise their Public Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Public Warrants will have no rights with respect to those Public Warrants, except to receive the Redemption Price. We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants.

The Company is exercising this right to redeem the Public Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.1 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if the last sales price of the Ordinary Shares equals or exceeds USD$18.00 per share on each of 20 trading days within any 30-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. The last sales price of the Ordinary Shares has been at least USD$18.00 per share on each of 20 trading days within the 30-day trading period ending on October 5, 2020 (which is the third trading day prior to the date of this redemption notice).

EXERCISE PROCEDURE

Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Ordinary Shares. Each Public Warrant entitles the holder thereof to purchase one share of Ordinary Shares at a cash price of USD$11.44 per Public Warrant exercised (the “ Exercise Price”).

In accordance with Section 3.3.1(b) of the Warrant Agreement, the Company’s board of directors has elected to require that, following delivery of this notice of redemption and prior to 5 p.m. New York City time on the Redemption Date, all Public Warrants be exercised only on a cashless basis.

As a result of the board of directors having made this election, holders may no longer exercise Public Warrants in exchange for payment in cash of the Exercise Price. Instead, a holder exercising a Public Warrant will be deemed to pay the per warrant Exercise Price by the surrender of 0.63 of a share of Ordinary Shares that such holder would have been entitled to receive upon a cash exercise of each Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising warrant holders will receive 0.37 of a share of Ordinary Shares for each Public Warrant surrendered for exercise.

The number of shares that each exercising warrant holder will receive by virtue of the cashless exercise was calculated in accordance with Section 3.3.1(b) of the Warrant Agreement and will be equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Public Warrants held by such warrant holder, multiplied by the difference between USD$18.23, the average reported last sale price of the Ordinary Shares for the five trading days ending on October 5, 2020, the third trading day prior to the date of this notice (the “Fair Market Value”) and the Exercise Price, by (y) the Fair Market Value. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in a share of Ordinary Shares, the number of shares the holder will be entitled to receive will be rounded up to the nearest whole number of shares.

Those who hold their Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants because the process to exercise is voluntary.

Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending a fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Public Warrants being exercised, to the Warrant Agent:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

Telephone: (212) 509-4000

The method of delivery of the Public Warrants is at the option and risk of the Public Warrant holder and its broker.

The fully and properly completed Election to Purchase must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase before such time will result in such holder’s Public Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Public Warrants who hold their warrants in “street name,” provided that a Notice of Guaranteed Delivery is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date, broker dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on November 9, 2020, to deliver the Public Warrants to the Warrant Agent. Any such Public Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed will be deemed to have been delivered for redemption (at USD$0.01 per Public Warrant), and not for exercise.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Public Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Public Warrants.

Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

*********************************

Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Betterware de México, S.A.B. de C.V.

/s/ Luis Germán
Name:	Luis Germán Campos Orozco
Title:	Attorney-in-fact

Annex A

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

Election to Purchase

(To Be Executed Upon Exercise of Public Warrant)

The undersigned hereby irrevocably elects to exercise the right to receive shares of Ordinary Shares, no par value (the “Shares”), of Betterware de México, S.A.B. de C.V. (the “Company”) and herewith surrenders the Public Warrants in accordance with the terms hereof.

The Public Warrant has been called for redemption by the Company pursuant to Section 6 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.3 of the Warrant Agreement. Accordingly, the number of Shares that this Public Warrant is exercisable for, shall be determined in accordance with subsection 3.3.1(b) and Section 6.3 of the Warrant Agreement and set forth in the notice of redemption sent to holders in such event.

Number of Public Warrants submitted for Exercise: _______________________

Delivery of Public Warrants via DWAC Withdrawal (Cusip # [●])

Name of Broker: ________________________ DTC Number: __________________

Underlying Shares of Ordinary Shares (Cusip Number: [●]) to be delivered via DWAC:

___________________

Date of Exercise: , 2020 (Date Notice and warrants are delivered to Warrant Agent)

_______________________________________________________ (Name of Investor)

_______________________________________________________ (Signature of Investor)

Signature Guaranteed:

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